

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 23, 2006

Via Facsimile

Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, NY 10017

> **RE:    Trans World Corporation**
> **Form 10-KSB: For the Year Ended December 31, 2005**
> **File Number: 000-25244**

Dear Mr. Ramadan:

We have completed our review of your Form 10-KSB and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief